United States securities and exchange commission logo





                               March 13, 2021

       David W. Crane
       Chief Executive Officer and Director
       Climate Change Crisis Real Impact I Acquisition Corp
       300 Carnegie Center, Suite 150
       Princeton, New Jersey 08540

                                                        Re: Climate Change
Crisis Real Impact I Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 12,
2021
                                                            File No. 001-39572

       Dear Mr. Crane:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A Filed February 12, 2021

       Letter to Stockholders, page i

   1. Please revise the Letter to Stockholders and the Notice of Special Meeting to state the voting interests that
will be held by the CRIS public stockholders, the initial stockholders, the PIPE investors, and
LS Power following completion of the business combination.
                                                        Where you discuss the
equity ownership and voting interests of Holdings throughout, please clarify that LS
Power will hold all such interests as the sole member of EVgo
                                                        Member Holding and
therefore will control all decisions put to stockholders. Please also clarify whether there
is a separate interest in Holdings held by certain employees and management of EVgo,
and, if so, specify the percentage ownership. Please revise the diagram of the
organizational structure on page 9 to include LS Power's ownership of
                                                        Holdings.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
March      NameClimate Change Crisis Real Impact I Acquisition Corp
       13, 2021
March2 13, 2021 Page 2
Page
FirstName LastName
Risk Factors, page 26

2. Please provide risk factor disclosure related to the inclusion in your proposed amended charter of the provision waiving the doctrine of corporate opportunity. Please also revise your disclosure on page 126 under "Reasons for the Approval of the Advisory Charter
         Proposals" to state why you are waiving the doctrine of corporate opportunity for LS
         Power, any investment funds or entities controlled or advised by LS Power and non-
         employee directors.
3. Please include risk factor disclosure relating to your agreements with Nissan, including the potential liability of the company if it does not meet its obligations under the original
         Nissan Agreement or the Nissan 2.0 Agreement. Please also revise your disclosure where you discuss your agreements with Nissan to generally describe the number of chargers you are required to install, and your general progress toward such installations, including whether you anticipate meeting the required number of charger installations, as it appears that the initial Nissan Agreement expires this year and you have already extended the first deadline under the Nissan 2.0 Agreement. Please also disclose that Nissan's funding for the Nissan 2.0 Agreement is subject to the ability of Nissan to secure funding, and that
         Nissan may terminate the agreement upon thirty days' written notice without penalty or obligation, and you will still be obligated to meet installation milestones, provide $1.6 million in joint marketing activities, and provide $4.8 million worth of charging credits.
Because EVgo is currently dependent upon a limited number of customers and OEM partners..., page 30

4. We note that you are subject to any risks specific to GM and Nissan and the jurisdiction and markets in which they operate. To the extent there are current risks to GM and Nissan that present a material risk to you, please disclose such risks in this section.

If EVgo does not meet its obligations under its agreement with GM..., page 30

5. Please revise your disclosure here, and elsewhere as appropriate, to specify the amount of liquidated damages that you will owe if you fail to meet your obligations under the GM agreement, or, in the alternative, tell us why you believe such amount is immaterial.
         Please generally describe the requirements related to charger deployment and network availability that is required of you, and your progress and compliance with such requirements. Please also disclose the notice period required if GM decides to terminate the agreement, and the reasons for which GM can terminate.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
March      NameClimate Change Crisis Real Impact I Acquisition Corp
       13, 2021
March3 13, 2021 Page 3
Page
FirstName LastName
EVgo has identified material weaknesses in its internal control over financial reporting, page 43

6. Please expand your disclosure to elaborate on the nature and amount of the audit
         adjustments to EVgo   s audited financial statements for the year
ended December 31,
         2019. Please also further elaborate upon the nature of the remediation measures and their implementation status.
Risk Factors
Provisions in the Proposed Charter and Delaware law..., page 60

7. Your disclosure here suggests that claims brought under the Securities Act must be litigated in Delaware Chancery Court, yet your Charter and Bylaws provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the federal securities laws. Please revise for consistency. Please also revise to affirmatively state there is uncertainty about enforceability of the provision as it relates to Securities Act claims due to the concurrent jurisdiction you mention.
Background of the Business Combination, page 107

8. Please disclose that David Crane was the CEO at NRG Energy when it created EVgo, and include any discussions relating to Mr. Crane's prior connection to EVgo and how this impacted the decision to select EVgo as the acquisition target.
9. Please expand your disclosure regarding the call on November 24, 2020 and elsewhere, as applicable, to explain the business or strategic rationale for why the Up-C transaction structure was selected, including any material benefits to the parties involved and how the transaction structure achieves any intended benefits.
10. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including the terms and amount of the PIPE transaction, the terms of the tax receivable agreement and OpCO A&R LLC Agreement, the lock-up provisions and forfeiture of the founder shares, and other terms of the transaction agreements discussed during the weeks of December 21, 2020, December 28, 2020 and January 4,
         2021. In your revised disclosure, please explain the reasons for such terms, each party's position on such issues and how you reached agreement on the final terms.
11. Please clarify whether the Financial Advisor or the management consulting firm delivered any reports to the board that were materially related to the transaction. Please also elaborate on the discussions that the Financial Advisor and management consulting firm had with the board on January 19, 2021 relating to the "indicative valuation as implied by the terms of the transaction," including the amount of the "indicative valuation." Please also disclose how the parties arrived at the final valuation amount and the 74% interest held by LS Power.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
March      NameClimate Change Crisis Real Impact I Acquisition Corp
       13, 2021
March4 13, 2021 Page 4
Page
FirstName LastName
12. Please revise to include any discussions relating to the waiver of the doctrine of corporate opportunity for LS Power and non-employee directors. Please also include any discussions of EVgo's dependence on its contracts with GM and Nissan and its compliance with obligations under such contracts.
Certain Projected Financial Information, page 114

13. With regard to the financial projections, please disclose the material assumptions and limitations underlying the projections for GWh Throughput, revenue growth rates, and
         EBITDA margins.
Interests of Certain Persons in the Business Combination, page 116

14. Please revise your disclosure here and in the summary, as necessary, to include the following:
             The specific market value of the Founder Shares now held by Ms. Frank-Shapiro,
              Ms. Powell, Ms. Alemayehou, and Mr. Kauffman that will be worthless if the transaction is not completed;
             The current market value of the shares that the PIPE Investors will receive in exchange for the $400 million PIPE investment;
             The value of the out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that are subject to reimbursement;
             The value of the Promissory Note issued by the Sponsor to be repaid at Closing;
             The market value of the equity into which the LS Power Note will be converted at
              Closing; and
             The approximate amount of payments LS Power may be entitled to receive under the
              Tax Receivable Agreement.
CRIS Management   s Discussion and Analysis of Financial Condition and Results
of Operations
Liquidity and Capital Resources, page 146

15. Please revise to address the Tax Receivable Agreement, including estimated annual payments and how you intend to fund the required payments under the agreement. Please also disclose the likely impact on your liquidity from any known trends, events or uncertainties related to the Tax Receivable Agreement payments. Information about EVgo, page 148

16. Please include a discussion of your dependence on a few major customers in this section.
         In this regard, we note your disclosure on page 30 that for the year ended December 31,
         2019, three customers represented approximately 48% of your total revenue, for the nine months ended September 30, 2020, two customers represented approximately 23% of your total revenue, and that you expect this trend to continue in the near term. Please identify such customers and disclose the material terms of your agreements with such customers.
         If these customers include GM and Nissan, please confirm.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
March      NameClimate Change Crisis Real Impact I Acquisition Corp
       13, 2021
March5 13, 2021 Page 5
Page
FirstName LastName
17. Please revise your statement that your charging network is powered by 100% renewable energy to clarify that you purchase various renewable energy certificates in order to qualify the electricity you distribute through charging stations as renewable energy.
18. You disclose that your primary business is the sale of electricity to individual EV drivers, commercial customers and fleet owners. Please add disclosure regarding where and how you obtain electricity and the cost structure for doing so.
EVgo Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
COVID-19 Outbreak, page 160

19. Please revise your disclosure to discuss in more detail the impact that the COVID-19 pandemic has had on your business and financial position. For example, you mention on page 30 that it has created supply chain and shipping constraints and delayed the
         installation of new chargers, resulting in EVgo   s failure to meet
the build schedule for
         2020 under its agreement with Nissan and delays in its build out in Virginia. Please also discuss any costs incurred as a result of the modified business
practices you   ve adopted in
         response to the COVID-19 pandemic that you mention on page 30.
EVgo Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Nine Months Ended September 30, 2020 Compared With Nine Months Ended September
30,
2019, page 165

20.      We note that you have provided a discussion of the    combined
financial data for the
         predecessor/successor period ended September 30, 2020 compared to the predecessor period ended September 20, 2019. Please tell us how you considered
         whether your discussion of the results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your acquisition that occurred on January 16, 2020. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Rule 8-05 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by
Item 303 of
         Regulation S-K.
Index to Financial Statements, page F-1

21. Please note the financial statement updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.
 David W. Crane
Climate Change Crisis Real Impact I Acquisition Corp
March 13, 2021
Page 6
Note 2 - Summary of Significant Accounting Policies, page F-35

22. Please expand your disclosure to address your accounting policy for cost of sales and general and administrative expenses, including the types of costs and expenses included therein. In your response, please tell us whether you offer customer incentives (e.g., customer acquisition, referral incentives, volume purchase discounts,
etc   ) and how
         those are presented in your statement of operations.
Note 9 - NRG settlement and NDEO agreements, page F-51

23. Please provide us more information to understand the various transactions under these agreements. To the extent you believe it may aid in our understanding, consider providing us an illustrative example of each transaction in the lifecycle of the program (e.g., the debits and credits of each step). Please also explain the accounting basis for each transaction and why the presentation/classification of each transaction is appropriate, including the capital build liability and subsequent offset to depreciation expense as well as the recognition of non-operating other income for reimbursements of operating expenses.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameDavid W. Crane                     Sincerely,
Comapany NameClimate Change Crisis Real Impact I Acquisition Corp
                                                     Division of Corporation
Finance
March 13, 2021 Page 6                                Office of Trade & Services
FirstName LastName